Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the Quarter ended June 30, 2020 under IFRS

IT Services Operating Margin3 for the quarter was at 19.0%

Earnings Per Share up by 5.7% YoY

Bangalore, India and East Brunswick, New Jersey, USA – July 14, 2020 – Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for the quarter ended June 30, 2020.

Highlights of the Results

Results for the Quarter ended June 30, 2020:

•	Gross Revenue was ₹ 149.1 billion ($2.0 billion1), an increase of 1.3% YoY

•	IT Services Segment Revenue was at $1,921.6 million[1], a decrease of 5.7% YoY

•	Non-GAAP[2] constant currency IT Services Segment Revenue decreased by 4.4% YoY

•	IT Services Operating Margin[3] for the quarter was at 19.0%, an expansion of 0.6%YoY

•	Net Income for the quarter was ₹ 23.9 billion ($316.5 million1), an increase of 0.1% YoY

•	Earnings Per Share for the quarter was at ₹ 4.20 ($0.061), an increase of 5.7% YoY

•	Operating Cash Flows was at ₹ 41.8 billion ($553.6 million1), which is 174.9% of Net Income

Performance for the quarter ended June 30, 2020

Thierry Delaporte, CEO and Managing Director said, “I am deeply honored to lead Wipro, an extraordinary company and an exemplary corporate citizen with a deep technology heritage built on a strong foundation of values. I have great respect for the work done by the Azim Premji Foundation, its 67% economic ownership of Wipro adds greater meaning to what we do. Profitable growth will be the most important priority on my agenda. I am confident that we will be able to deliver long-term, sustainable growth in the interest of all our stakeholders.”

Jatin Dalal, Chief Financial Officer said, “We expanded the margins during the quarter, despite lower revenues, on the back of solid execution of several operational improvements and rupee depreciation. We also continued to sustain robust cash generation with Operating Cash Flows at 174.9% of Net income.”

IT Services

Wipro continued its momentum in winning large deals with our customers as described below:

•

Wipro has been selected by John Lewis Partnership, one of the UK’s leading retail groups, as a strategic partner to help drive its retail transformation agenda. As part of this, Wipro will deliver state-of-the-art technology infrastructure services, leveraging its capabilities in Cloud, Digital, Cyber Security, Wipro HOLMES™ our Artificial Intelligence (AI) and Automation Platform

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹ 75.53, as published by the Federal Reserve Board of Governors on June 30, 2020. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2020 was US$1= ₹ 75.95

2.	Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period
3.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

•

Wipro has been awarded a strategic, multi-year infrastructure modernization and digital transformation services engagement by Germany-based energy company E.ON. Wipro will transform E.ON’s legacy data center operations to a hybrid cloud model by leveraging its strong energy value chain expertise in a prosumer driven world, Boundary Less Enterprise (BLE) framework and Wipro HOLMES™. Wipro’s consumption-based hybrid cloud hosting strategy will ensure a superior and secure customer environment spanning Perimeter & Endpoint security, threat detection & response, and Privileged Access Management (PAM)

•

Wipro has won a managed services contract from a multinational European automobile manufacturer to modernize and automate its engineering operations, leveraging Digital Rig, the client’s differentiated digital solution. With its strong domain expertise, globally-integrated delivery model and Wipro HOLMES™, Wipro will drive major transformations to enhance service quality and user experience

•

Wipro has won a strategic multi-year engagement with a leading global investment management firm to transform and manage its entire technology development services and infrastructure. The scope includes applications development and maintenance, quality engineering services, and infrastructure services comprising datacenter operations, networks, and service desk support. This contract adds to the operations engagement that the customer awarded Wipro last year. Wipro will leverage its strong digital expertise and hyper automation capabilities powered by Wipro HOLMES™ to transform the client’s application and infrastructure estate, driving additional synergies via an integrated technology-infrastructure-operations construct

Digital & Cloud Application Services Highlights

We continue to see increasing traction in digital oriented deals as illustrated below:

•

Wipro has secured a contract from a US-based food distribution company to deploy its CoTrack solution to meet the demands of the changing workplace due to the current pandemic. This wearable solution will enable the customer to maintain social distancing within the distribution center by sending real-time alerts in case of any violation. The solution will also enable contact tracing

•

Wipro has secured a strategic cloud contract from a food and beverage conglomerate to transform their operations and accelerate their digital journey, by improving agility, scalability and cost efficiencies. Wipro will strengthen advanced analytics capabilities to drive business value and offer analytical services to all entities within the organization

•	Wipro has won a digital engagement with a European health system to build and accelerate AI-powered applications and services, helping improve healthcare access and treatment for its patients

•

A US-based multinational conglomerate has selected Wipro to transform their Identity & Access Management services to meet the demands of the new normal. As part of the engagement, Wipro will enhance the customer’s current security environment and enable them to transition to the new solution

•

Wipro’s crowdsourcing platform Topcoder has won a data science challenge from the U.S. Bureau of Reclamation working with the NASA Tournament Lab. This challenge seeks to improve short-term streamflow forecasts via a year-long competition. Accurate stream flow forecasts enable efficient operation of water resource systems and may also be used as warning for floods. Participants will develop and implement their methods for locations across the western United States and attempt to outperform the current streamflow forecasts

Partner and Analyst Recognition

•	Wipro Limited has been recognized as the Application Innovation and Data Estate Modernization 2020 Microsoft Partner of the Year for our achievements in the Azure category

•	Wipro has been awarded the Storage Ecosystem Partner of the Year 2020 by Hewlett Packard Enterprise for storage solutions

•	Wipro was positioned as a Leader in IDC MarketScape EMEA Digital Transformation Service Providers for Oil and Gas Industry (Doc #EUR146159020, Apr 2020)

•	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Cloud Professional Services 2020 Vendor Assessment (Doc #US45439120, Apr 2020)

•	Wipro was recognized as a Leader in Everest Group’s Internet of Things (IoT) Services PEAK Matrix® Assessment 2020

•	Wipro was recognized as a Leader in Everest Group’s Open Banking IT Services PEAK Matrix® Assessment 2020

•	Wipro was positioned as a Leader in Everest Group’s IT Security Services PEAK Matrix® Assessment 2020

•	Wipro was recognized as a Leader in Everest Group’s Healthcare Payer Operations – Services PEAK Matrix® Assessment 2020

•	Wipro was featured in HFS TOP 10 Salesforce services 2020

•	Wipro was positioned as a Leader in multiple quadrants in 2020 ISG Provider Lens™ Microsoft Ecosystem Report for USA and Germany

•	Wipro was positioned as a Leader in Gartner Magic Quadrant for Public Cloud Infrastructure Professional and Managed Services, Worldwide, Craig Lowery et al., 4 May 2020

Disclaimer: Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

State of IT Infrastructure 2020 Report

Wipro released its ‘State of IT Infrastructure 2020’ report which provides a multi-dimensional view of how the COVID-19 pandemic will impact IT infrastructure trends in the immediate future

IT Products

•	IT Products Segment Revenue for the quarter was ₹ 2.3 billion ($29.9 million1)

•	IT Products Segment Results for the quarter was a profit of ₹ 0.12 billion ($1.6 million1)

India business from State Run Enterprises (SRE)

•	India SRE Segment Revenue for the quarter was ₹ 2.1 billion ($28.0 million1)

•	India SRE Segment Results for the quarter was a loss of ₹ 0.10 billion ($1.3 million1)

Please refer to the table on page 9 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 9 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended June 30, 2020, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 06:45 p.m. Indian Standard Time (09:15 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP200714

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 180,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Aparna Iyer	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-6142 7139	Phone: +91-9845791363	Phone: +91-80-6142 7139
iyer.aparna@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. The conditions caused by the COVID-19 pandemic could decrease technology spending, adversely affect demand for our products, affect the rate of customer spending and could adversely affect our customers’ ability or willingness to purchase our offerings, delay prospective customers’ purchasing decisions, adversely impact our ability to provide on-site consulting services and our inability to deliver our customers or delay the provisioning of our offerings, all of which could adversely affect our future sales, operating results and overall financial performance. Our operations may also be negatively affected by a range of external factors related to the COVID-19 pandemic that are not within our control.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #    (Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2020	As at June 30, 2020
			Convenience translation into US dollar in millions Refer footnote 1 in page 1
ASSETS
Goodwill	131,012	131,596	1,742
Intangible assets	16,362	15,501	205
Property, plant and equipment	81,120	81,843	1,084
Right-of-Use assets	16,748	16,018	212
Financial assets
Investments	9,302	8,875	118
Trade receivables	6,049	6,047	80
Other financial assets	5,881	6,354	84
Investments accounted for using the equity method	1,383	1,412	19
Deferred tax assets	6,005	3,073	41
Non-current tax assets	11,414	11,821	157
Other non-current assets	11,935	11,457	152

Total non-current assets	297,211	293,997	3,894

Inventories	1,865	1,644	22
Financial assets
Derivative assets	3,025	1,666	22
Investments	189,635	213,865	2,832
Cash and cash equivalents	144,499	159,443	2,111
Trade receivables	104,474	93,023	1,232
Unbilled receivables	25,209	24,659	326
Other financial assets	8,614	10,526	139
Contract assets	17,143	16,301	216
Current tax assets	2,882	2,400	32
Other current assets	22,505	23,584	312

Total current assets	519,851	547,111	7,244

TOTAL ASSETS	817,062	841,108	11,138

EQUITY
Share capital	11,427	11,429	151
Share premium	1,275	1,568	21
Retained earnings	476,103	494,659	6,549
Share-based payment reserve	1,550	1,512	20
SEZ Re-investment reserve	43,804	49,234	652
Other components of equity	23,299	28,352	375

Equity attributable to the equity holders of the Company	557,458	586,754	7,768
Non-controlling interest	1,875	1,062	14

TOTAL EQUITY	559,333	587,816	7,782

LIABILITIES
Financial liabilities
Long - term loans and borrowings	4,840	4,747	63
Derivative liabilities	138	85	1
Lease liabilities	12,638	12,744	169
Other financial liabilities	151	192	3
Deferred tax liabilities	2,825	2,261	30
Non-current tax liabilities	13,205	13,060	173
Other non-current liabilities	7,537	8,293	110
Provisions	2	4	^

Total non-current liabilities	41,336	41,386	549

Financial liabilities
Loans, borrowings and bank overdrafts	73,202	69,490	920
Derivative liabilities	7,231	2,740	36
Trade payables and accrued expenses	78,129	75,057	995
Lease liabilities	6,560	7,080	94
Other financial liabilities	899	885	12
Contract liabilities	18,775	18,279	242
Current tax liabilities	11,731	13,970	185
Other current liabilities	19,254	23,546	312
Provisions	612	859	11

Total current liabilities	216,393	211,906	2,807

TOTAL LIABILITIES	257,729	253,292	3,356

TOTAL EQUITY AND LIABILITIES	817,062	841,108	11,138

^ Value is less than 1

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2019	2020	2020
			Convenience translation into US dollar in millions Refer footnote 1 in page 1
Revenues	147,161	149,131	1,974
Cost of revenues	(104,273)	(103,700)	(1,373)

Gross profit	42,888	45,431	601

Selling and marketing expenses	(10,953)	(9,789)	(130)
General and administrative expenses	(8,119)	(10,006)	(132)
Foreign exchange gains/(losses), net	858	1,205	16
Other operating income	699	97	1

Results from operating activities	25,373	26,938	356

Finance expenses	(1,584)	(1,299)	(17)
Finance and other income	6,947	5,281	70
Share of net profit /(loss) of associates accounted for using the equity method	(16)	31	^

Profit before tax	30,720	30,951	409
Income tax expense	(6,699)	(6,838)	(91)

Profit for the period	24,021	24,113	318

Profit attributable to:
Equity holders of the Company	23,874	23,902	315
Non-controlling interest	147	211	3

Profit for the period	24,021	24,113	318

Earnings per equity share:
Attributable to equity holders of the Company
Basic	3.97	4.20	0.06
Diluted	3.96	4.19	0.06

Weighted average number of equity shares used in computing earnings per equity share
Basic	6,010,597,369	5,693,348,171	5,693,348,171
Diluted	6,025,352,442	5,703,168,248	5,703,168,248
^ Value is less than 1

Additional Information:

Particulars	Three months ended			Year ended
	June 30, 2020	March 31, 2020	June 30, 2019	March 31, 2020
	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	44,828	46,690	45,395	184,457
Health BU	19,760	20,589	18,871	78,240
CBU	23,179	25,669	22,366	97,008
ENU	19,279	19,570	18,432	76,443
TECH	19,670	19,503	18,660	75,895
MFG	11,820	12,486	11,336	48,158
COMM	7,420	8,453	8,454	33,840

Total of IT Services	145,956	152,960	143,514	594,041
IT Products	2,258	2,792	2,409	11,010
ISRE	2,117	2,341	2,143	8,400
Reconciling Items	5	10	(47)	(50)

Total Revenue	150,336	158,103	148,019	613,401

Other operating Income
IT Services	97	395	699	1,144

Total Other Operating Income	97	395	699	1,144

Segment Result
IT Services
BFSI	8,517	8,144	9,335	34,132
Health BU	2,728	3,049	2,929	12,027
CBU	4,419	4,546	3,506	16,729
ENU	3,569	3,766	2,196	12,176
TECH	4,167	3,906	3,526	14,312
MFG	2,228	2,336	2,092	9,252
COMM	891	1,330	1,518	5,336
Unallocated	1,206	(547)	720	2,577
Other Operating Income	97	395	699	1,144

Total of IT Services	27,822	26,925	26,521	107,685

IT Products	124	116	(407)	(282)
ISRE	(100)	(481)	(636)	(1,822)
Reconciling Items	(908)	(171)	(105)	149

Total	26,938	26,389	25,373	105,730
Finance Expense	(1,299)	(1,653)	(1,584)	(7,328)
Finance and Other Income	5,281	4,907	6,947	24,081
Share of net profit/ (loss) of associates accounted for using the equity method	31	13	(16)	29

Profit before tax	30,951	29,656	30,720	122,512

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals.

The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by the Government of India and/ or any State Governments.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended June 30, 2020
IT Services Revenue as per IFRS	$1921.6
Effect of Foreign currency exchange movement	$27.6

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$1949.2